Filed Pursuant to Rule 424(b)(5)

Registration No. 333-253018

PROSPECTUS SUPPLEMENT

(To the Prospectus dated March 15, 2021)

$9,533,973

Inuvo, Inc.

Common Stock

This prospectus supplement amends and supplements the information in our prospectus dated March 15, 2021, as supplemented, which form a part of our Registration Statement on Form S-3 (File No. 333-253018), or the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus and is qualified in its entirety by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus supplemented. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

We filed the Prospectus to register the offer and sale of shares of our common stock from time to time pursuant to the terms of a sales agreement, dated May 28, 2021, or the Sales Agreement, that we entered into with A.G.P./Alliance Global Partners, or A.G.P., as our sales agent thereunder. As of the date of this prospectus supplement, we have sold 173,000 shares of our common stock through A.G.P. under the Sales Agreement totaling proceeds of $63,197. Without giving effect to any offering limit imposed by General Instruction I.B.6 of Form S-3, we may offer and sell shares of our common stock having an aggregate offering price of up to $35,000,000 from time to time through A.G.P. acting as our sales agent in accordance with the terms of the Sales Agreement.

As of May 23, 2023, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately $40,985,811, based on 121,815,013 shares of our outstanding common stock that were held by non-affiliates and a price of $0.37 per share, which was the price at which our common stock was last sold on NYSE American on May 23, 2023 (a date within 60 days of the date hereof), calculated in accordance with General Instruction I.B.6 of Form S-3.

We are filing this prospectus supplement to amend and supplement the information in our Prospectus to reduce the maximum aggregate offering price of our common stock that may be offered, issued and sold under the Sales Agreement. Accordingly, we may offer and sell shares of our common stock having an aggregate offering price of up to $9,533,973 from time to time through A.G.P. acting as our sales agent in accordance with the terms of the  Sales Agreement. Upon any sale of shares of our common stock under this prospectus supplement pursuant to General Instruction I.B.6 of Form S-3, in no event will the aggregate market value of securities sold by us or on our behalf pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar month period immediately prior to, and including, the date of any such sale exceed one-third of the aggregate market value of our shares of common stock held by non-affiliates, calculated in accordance with General Instruction I.B.6 of Form S-3.

Our common stock is listed on NYSE American under the symbol “INUV.” On May 24, 2023, the last reported sale price of our common stock on NYSE American was $0.36 per share.

Investing in our securities involves risks. You should read this prospectus supplement and the documents we incorporate herein by reference carefully before you make your investment decision. See “Risk Factors” set forth in the documents we file with the Securities and Exchange Commission that are incorporated by reference herein for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this prospectus supplement is May 25, 2023